UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Subject Company)

RALLY SOFTWARE DEVELOPMENT CORP.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

751198102

(CUSIP Number of Class of Securities)

Timothy A. Miller

President, Chief Executive Officer and Chairman

Rally Software Development Corp.

3333 Walnut Street

Boulder, Colorado 80301

(303) 565-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Michael L. Platt Jamie Leigh Cooley LLP 380 Interlocken Crescent, Suite 900 Broomfield, CO 80021 (720) 566-4000	David Huberman General Counsel and Secretary Rally Software Development Corp. 3333 Walnut Street Boulder, Colorado 80301 (303) 565-2800

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Rally Software Development Corp. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 8, 2015, as amended on June 10, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grand Prix Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CA, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $19.50 per Share in cash (without interest and less any required withholding taxes),  upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 8, 2015 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on June 8, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

The 14D-9 is hereby amended and supplemented by replacing the first sentence of the first paragraph in the Support Agreements section in item 3, on page 16, with the following:

“In order to induce Parent and Purchaser to enter into the Acquisition Agreement, certain of the Company’s directors and named executive officers (Angela T. Tucci, Bryan D. Stolle, James M. Lejeal, Mark T. Carges, Thomas F. Bogan, Timothy A. Miller, and Timothy V. Wolf), solely in his or her capacity as a stockholder of the Company, entered into Support Agreements with Parent and Purchaser (the “Support Agreements”), concurrent with the execution and delivery of the Acquisition Agreement.”

The 14D-9 is hereby amended and supplemented by replacing the fourth paragraph in the Tender Offer section in item 2, on page 2, with the following:

“The initial expiration date of the Offer is at 12:01 a.m. Eastern Time on July 8, 2015, unless the Offer is extended pursuant to the terms of the Acquisition Agreement or the Offer is earlier terminated.”

The 14D-9 is hereby amended and supplemented by adding the following paragraphs after the fourth full paragraph on page 22 in the Background of Offer and Merger section in item 4:

“On May 18 and 19, 2015, members of management of Parent and the Company met and held discussions to generally review employee matters and the timing for negotiation of employment agreements.

On May 20, 2015, Parent provided offer letters to certain members of Company management.”

The 14D-9 is hereby amended and supplemented by replacing the fifth full paragraph on page 22 in Background of Offer and Merger section in item 4:

“On May 21, 2015, Parent began negotiating with certain members of Company management.  Review and negotiation of certain terms of the employment offers, including treatment of equity, retention awards, tax issues, the definition of good reason and executive tax issues continued through May 27. On May 27, 2015, Parent provided, and Company management accepted, final offers of employment.”

The 14D-9 is hereby amended and supplemented by replacing the third bullet point in the Reasons for Recommendation section in item 4, on page 23, with the following:

“Rally’s Business and Financial Condition and Prospects.  The Board’s view of the certainty of realizing a compelling value for Shares in the Offer compared to the continued operation of Rally’s business as an independent standalone entity

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(including the risk factors set forth in Rally’s Annual Report on Form 10-K for the year ended January 31, 2015, as filed with the SEC on April 7, 2015, Rally’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2015, as filed with the SEC on June 4, 2015).  In reviewing the current business and operations of Rally, the Board focused on (i) the costs and risks associated with entering new markets and managing international expansion, (ii) potential difficulties with integrating Rally solutions with other software applications, (iii) costs required for continued research and development and (iv) risks associated with Rally’s customer renewal rates, growth in absolute customer count and cost of customer levels.  With respect to Rally’s future prospects, business strategy  and market landscape the Board reviewed, among other factors, (i) the overall growth in demand for Agile software products, (ii) the intensifying market competition among peers and (iii) the recent trend of smaller customers becoming more price sensitive and larger buyers becoming slow to make buying decisions.  Regarding Rally’s assets, cash position and financial condition of Rally, the Board reviewed (i) the volatility of credit and equity capital markets  and general financial conditions of recent years and (ii) risks to Rally’s ability to consistently generate positive cash flow and sustain profitability.”

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

RALLY SOFTWARE DEVELOPMENT CORP.

By:	/s/ Timothy A. Miller
	Name:	Timothy A. Miller
	Title:	President Chief Executive Officer and Chairman

Dated: June 18, 2015

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